MAIA Biotechnology, Inc.

4444 West Lake Street, Suite 1700

Chicago, IL 60606

February 9, 2023

VIA EDGAR & TELECOPY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Jimmy McNamara

RE:	MAIA Biotechnology, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-269606) (the “Registration Statement”) Withdrawal Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 7, 2023, in which the Company requested acceleration of effectiveness of the Registration Statement. The Company hereby formally withdraws its request for acceleration of the effective date pursuant to the prior letter.

Very truly yours, MAIA Biotechnology, Inc.

By:	/s/ Vlad Vitoc
	Name:	Vlad Vitoc
	Title:	Chief Executive Officer

cc:	Angela Dowd, Esq., Loeb & Loeb LLP